SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                              SHOCHET HOLDING CORP.
                                (Name of Issuer)


                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)


                                   82488Q 10 1
                                 (CUSIP Number)



                                 March 28, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 |_|   Rule 13d-1(b)
 |_|   Rule 13d-1(c)
 |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   82488Q 10 1                13G             Page 2 of 5 Pages
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Firebrand Financial Group, Inc.

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) |_|
                                                                   (b) |_|

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3         SEC USE ONLY


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4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

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                           5      SOLE VOTING POWER

                                  52,785 Shares
NUMBER OF
SHARES
BENEFICIALLY              ------------------------------------------------------
OWNED BY
 EACH                      6      SHARED VOTING POWER
REPORTING
PERSON                            0
 WITH
                          ------------------------------------------------------

                          7      SOLE DISPOSITIVE POWER

                                  52,785 Shares

                          ------------------------------------------------------

                          8      SHARED DISPOSITIVE POWER

                                 0

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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          52,785 Shares

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10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                    |_|


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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%
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12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.   82488Q 10 1                13G             Page 3 of 5 Pages
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Item 1(a).        Name of Issuer:

                  Shochet Holding Corp.
                  --------------------------------------------------------------

Item 1(b.)        Address of Issuer's Principal Executive Offices:

                  433 Plaza Real, Suite 275, Boca Raton, Florida 33432
                  --------------------------------------------------------------

Item 2(a).        Name of Persons Filing:

                  Firebrand Financial Group, Inc. ("FFGI")
                  --------------------------------------------------------------

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  One State Street Plaza, New York, New York 10004
                  --------------------------------------------------------------

Item 2(c).        Citizenship:

                  Delaware
                  --------------------------------------------------------------

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.0001 per share
                  --------------------------------------------------------------

Item 2(e).        CUSIP Number:

                  82488Q 10 1
                  --------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)      |_| Broker or dealer registered under Section 15 of the Exchange Act;

(b)      |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)      |_| Insurance company as defined in Section 3(a)(19) of the Exchange
         Act;

(d) |_| Investment company registered under Section 8 of the Investment Company Act;

(e)      |_| An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.      Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  Amount beneficially owned:    52,785 shares of common stock

        (b)  Percent of Class:    2.5%

        (c)  Number of shares as to which person has:

                  (i) Sole power to vote or to direct the vote: 52,785 shares of common stock

                  (ii) Shared power to vote or to direct the vote: 0 shares of common stock

                  (iii) Sole power to dispose or to direct the disposition of:
         52,785 shares of common stock

                  (iv) Shared power to dispose or to direct the disposition of:
         0 shares of common stock

         Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.      Ownership of Five Percent or Less of a Class

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |X|

             On March 28, 2002, FFGI completed the transactions contemplated by a Common Stock Purchase Agreement, as amended, between FFGI and Sutter Opportunity Fund 2, LLC. Pursuant to the agreement, FFGI sold 1,213,675 shares of the Issuer's common stock. As a result of this transaction, FFGI ceased to be the beneficial owner of more than five percent of the Issuer's common stock. Currently, FFGI owns 52,785 shares, or 2.5% of the Issuer's common stock.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company or Control Person.

             None.

Item 8.      Identification and Classification of Members of the Group.

             None.

Item 9.      Notice of Dissolution of Group.

             None.

Item 10.     Certifications.

             None.


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                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 8, 2002


                                     FIREBRAND FINANCIAL GROUP, INC.


                                     By:  /s/ Peter R. Kent
                                          Name:   Peter R. Kent
                                          Title:  Chief Financial Officer